ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199 WWW.ROPESGRAY.COM

November 23, 2015

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-1090

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)

Ladies and Gentlemen:

On behalf of Allianz Funds Multi-Strategy Trust (the “Trust”), we are today filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 82 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).

In addition to Part C, the Amendment includes the following documents:

1.	Statutory Prospectus for Class A, Class C, Class R, Institutional Class, Class R6, Class P and Administrative Class shares of forty series of the Trust, and

2.	The Statement of Additional Information of the Trust.

The Amendment is being submitted in connection with the Trust’s annual update of its Registration Statement, as well as to register Class R6 shares of the following series of the Trust: AllianzGI Global Dynamic Allocation Fund, AllianzGI High Yield Bond Fund, AllianzGI International Small-Cap Fund and AllianzGI U.S. Small-Cap Growth Fund.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me (at 617-951-7748) or to George B. Raine (at 617-951-7556) of this firm.

Regards,

/s/ George G. Baxter IV
George G. Baxter IV

cc:	Julian Sluyters

Thomas J. Fuccillo, Esq.

Angela Borreggine, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.

Justin Hebenstreit, Esq.

Sarah H. McLaughlin, Esq.